January 4, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attn: Jonathan Groff

Telephone Number:

(202) 551-3458

Attorney-Advisor

Fax Number:

(703) 813-6986

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 8-K Filed August 16, 2010
As amended December 9, 2010
File No. 0-24688

Dear Mr. Groff:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission “Staff” dated December 28, 2010, addressed to Mr. John Jurasin, Chief Executive Officer, Radiant Oil & Gas, Inc., and concerning the above referenced items.

The items are listed below as from the comment letter in underscore, the Staff’s comments are in italics, and our responses are below in normal type.

Reorganization, Page 4

1.

Please explain why the number of shares of common stock you issued to the Jurasin Shareholders increased by 2 shares from the 5,000,000 shares stated in your Form 8-K filed November 8, 2010.  In addition, we note that you revised the second column of the table on page 4 to disclose all of the shares issued to date in the reorganization.  Please revise the second column to disclose the number of shares issued at the closing of the reorganization or indicated that the second column includes the shares issued at closing as well as the shares issued upon satisfaction of the vesting conditions.

All of the share information in the Form 8-K has been adjusted to account for the 2 for 1 reverse stock split effective on September 9, 2010.  At the reorganization 10,000,000 shares were issued and the reverse split shares were originally reported as 5,000,000.  However, the reverse split agreement required that any half shares were to be rounded up to full shares.  There were two shareholders that had an odd number of shares so that when rounded up it added two shares to the 5,000,000.  This was corrected in the November 8, 2010 Form 8-K.

The table has been revised to add a new footnote (1) in the second column and to change footnote (1) in the third column to be footnote (2).  The new footnote (1) is as follows:

(1)

 Includes a total of 500,000 shares which vested in the fourth quarter of 2010.  The Company met two vesting conditions of (i) Garnet – Nominate the southern (St. Mary Parish School Board) acreage for lease and (ii) Amber – Extend Apache Seismic Permit and Sub-Lease from September 2010 – rephrase in plain English.

 2.

Please explain why you deleted two of the vesting conditions from the list on page 4 and also revised the footnote (1) to the table on page 4 to indicate that the contingent payout was limited to a maximum of two conditions (instead of four) and 500,000 shares (instead of 1,000,000 shares).

We deleted two of the vesting conditions because they were accomplished in the fourth quarter of 2010 and the shares have been issued and are now reported in column two.  We added a footnote to column (2) to describe the two conditions that were met – such disclosure is on page 4 of the Form 8-K/A.  The remaining contingent payout is now 500,000 shares (instead of 1,000,000 shares), which shares will be issued upon the satisfaction of any two of the remaining conditions.

Reorganization, Page 4

3.

Please disclose the rate of interest of the debentures you issued in August 2010 and the amount of interest you repaid in November 2010.

The disclosure on page 5 of the Form 8-K/A concerning the debentures has been revised as follows:

In August 2010, the Company issued $600,000 in principal amount of debentures due on the earlier of (i) July 31, 2011 and (ii) the closing of a $2,000,000 financing. The debentures have a stated interest rate of 18% per annum.  As additional consideration for the purchase of the debentures, the Company also issued to the investors warrants to purchase up to 300,000 shares of common stock at a purchase price of $1.00 per share. The warrants expire upon the earlier of (i) two years after a registration statement registering the resale of the shares underlying the warrants is declared effective by the SEC and (ii) July 31, 2014. The Company granted the investors piggyback registration rights for the shares of common stock underlying the warrants.  In November 2010, a principal amount of $500,000 of these debentures was converted into 500,000 shares of common stock and the remaining principal amount of $100,000 was repaid.  Accrued interest of approximately $30,000 on these debentures was also paid.

Capital Issuance, Page 5

4.

Please clarify on page 5 that, on November 15, 2010, you issued 150,000 share for gross proceeds of $150,000 less an 8% sales commission of $12,000, as you disclose in the Form 8-K filed on November 17, 2010.  Disclose the total net cash proceeds received after deducting all commissions and expenses for the November 2010 sales of securities.

The fees and commissions for the two closings on November 12 and November 15 of the private placement offering were combined in the narrative describing the capital issuance.  For sake of clarity the disclosure on page 5 of the Form 8-K/A has been revised as follows:

Radiant issued to accredited investors (i) on November 12, 2010, 1,065,000 shares of our common stock for proceeds of $1,065,000 (including a principal amount of $500,000 from the 18% debentures that was converted into 500,000 shares of our common stock), less an 8% sales commission of $85,200 and related expenses of approximately $31,000 and (ii) on November 15, 2010, 150,000 shares of our common stock for gross proceeds of $150,000 less an 8% sales commission of $12,000.  In addition, the Company is required to file a registration statement with the Securities and Exchange Commission (“SEC”) within 30 days of the earlier of (i) raising a total of $12 million and (ii) March 31, 2011 and to use its best efforts to have the registration statement declared effective within 120 days from the filing of the registration statement. The penalty for noncompliance, per each 30 day period of delay, is 2% of the newly issued shares up to a cap of 6%. As additional compensation to the sales commission and expense reimbursement for placing the offering of a total of 1,215,000 common shares, John Thomas Financial received warrants to purchase 121,500 shares of our common stock for $1.05. The Company used a portion of the proceeds to repay $250,000 on the Credit Facility and $130,000 to repay both the accrued interest on all debentures and the remaining principal amount of the un-converted 18% debentures.

Credit Facility, Page 6

5.

We note your response to comment 2 from our letter dated November 23, 2010 and the addition of disclosure regarding covenants in place prior to the October, 2010 amendment to the RLE credit facility.  Please revise to explain whether there are any other material events of default in effect after the October 2010 amendment besides a failure to make scheduled repayments.

The disclosure in bullet point 6 has been revised as follows:

In October of 2010 the RLE Credit Facility was amended to eliminate any financial ratios or production covenants that would  put the company in technical default. There are no current events of default on either Facility and there are no material events of default on the Credit Facility going forward other than a failure to make scheduled repayments. Furthermore the Company received a waiver from MBL that extended the October 20, 2010 date, for making one of the required payments, until November 12, 2010.  Such November payment was made on November 15 to MBL’s full satisfaction to MBL as indicated by written correspondence   MBL subsequently issued a waiver to extend the scheduled November 20, 2010 and the December 20, 2010 payments until January 14, 2011.

6.  In your response, explain why you indicate here and on page 21 that there are no current Credit Facility events of default, but in your results of operations discussion for the three and nine months ending September 30, 2010 you disclose that you were in default on the Credit Facility.  If you were in default but the default was waived, then please state this.

There are no current events of default.  However, we were in default prior to an amendment to the Credit Facility.  Our results of operations in both the three months and nine months ended September 30, 2010 have been revised to include the following:

Other income was generated from the forgiveness of interest on our Credit Facility.  While the AE Credit Facility was in default the Company accrued interest at the default rate.  In August 2010, in conjunction with the reorganization, the Company entered into an amendment with MBL in which we agreed upon and acknowledged the amount of accrued and unpaid interest due MBL.  All prior defaults were waived and MBL did not exercise its right to collect the amount of the interest that was accrued at the default rate.  This resulted in a gain on forgiveness of interest of $266,084.

7.

Please explain the language “($510,000 net to our proportional interest)” and ($255,000 net to our proportional interest)” in your description of MBL’s agreement to convert $1,000,000 of the credit facility into equity.  It is unclear what proportional interest you are referring to.

The parentheticals have been removed and the following explanation has been added on page 6 of the Form 8-K/A:

Our consolidated financial statements include our pro-rata share of the liabilities of AE so that when MBL converts $1,000,000 of debt into equity in increment of $500,000 , it is only expected to reduce the debt on our consolidated financials by our 51% ownership interest for a total of  $510,000 in increments of $255,000.

Amber Energy, Page 8

8.

Revised the disclosure you added pursuant to comment 6 from our letter dated November 24, 2010, to reflect the language in your response.  A typo in the added disclosure makes the information difficult to understand.

The missing portion has been added back on page 8 of the Form 8-K/A:

AE was formed as a project specific vehicle for the development of the Amber 3-D seismic project in St. Mary Parish, Louisiana. As an incentive to MBL for lending capital, its subsidiary, Macquarie America Corporation (“MAC”), became a 25% equity owner in AE

Ensminger Replacement Well Project, Page 9

9.

We note your response to comment 10 from our letter dated November 24, 2010.  Please disclose the fact that the non-operator of the Cas-Kids Operating #2 Ensminger well claims to be owed a refund.  Disclose your agreement regarding that liability and whether you have paid the resulting obligation.

The following has been added to the disclosure on page 9 of the Form 8-K/A:

The non-operator  of the Cas-Kids Operating #2 Ensminger well performed a joint interest audit.  As a result of this audit, the Company owes the non-operator is $28,744 with an additional $22,917 due only if a refund is received from a vendor.  This amount is has been credited to the joint interest account and is expected to be paid in January 2011.

Acreage, Page 12

10.

With regard to your “Working interests developed and undeveloped acreage” table, please revise the Undeveloped Acres columns so that the Total figures accurately reflect the sum of your onshore and offshore holdings.

The total undeveloped gross has been changed to 10,655 and the net has been changed to 6,142 acres, reflected on page 12 of the Form 8-K/A.

Proved Undeveloped Reserves, Page 14

11.

We have considered your response to comment 15 from our letter dated November 24, 2010 and the reserve report from Ralph Davis filed as Exhibit 99.2  Please revise you disclosure to reconcile the reserves reported in Exhibit 99.2 with the reserves disclosed in the Form 8-K.

The following disclosure has been added on page 14 of the Form 8-K/A:

Ralph E. Davis & Associates was contracted by Jurasin Oil & Gas, Inc. (“JOG”) as operator of AE to prepare the reserve report dated April 5, 2010.  This report, filed as Exhibit 99.2 in the Company’s Form 8-K/A dated December 9, 2010 was prepared to reflect the total interest of AE. Radiant owns 100% of JOG and JOG owns 51% of AE.  Since Radiant reports its proportionate share of the revenues and reserves of AE (the 51% ownership interest) the following  chart is provided to  reconcile the reserve report to Radiant’s proportional share in reported in the Current Report.

Ralph E. Davis Report	Reserves at December 31, 2009
Reserve Category	Oil (Mbls)	Natural Gas (MMCF)	Total MMCF Equivalent
Proved Undeveloped
per report	78	5,224	617
Proved Undeveloped
@51%	40	2,664	2,904

Management’s Discussion And Analysis . . ., Page 17

Results of Operations, page 18

12.

We note your response to comment 15 from our letter dated November 24, 2010 and your revised disclosure.  Please discuss your losses from operations and net losses for each period.

We have added the following disclosures to the results of operations on pages 19 and 20 of the Form 8-K/A:

Twelve months ended December 31, 2009 compared to twelve months ended December 31, 2008

The Company had an operating loss of $736,780 and net loss of $1,206,010 for the year ended December 31, 2009 compared to an operation loss of $371,353 and net loss of $936,257 in the prior year.  Both the difference in the operating loss and net loss was primarily from a reduction in production and in realized product prices.  The primary reasons we experience net loss are that our general and administrative expenses are greater than our revenue and we are incurring interest expense.  In 2007 we established a credit line with MBL to fund the general and administrative, land, geological and geophysical expenses to develop our projects with the expectation that we would continue to be funded once the projects were ready to drill wells.     In 2008, we borrowed funds and began incurring interest expense as we developed the projects.  In late 2008, MBL stopped funding on the credit line just as our projects were ready to begin drilling wells.  As a result we have been incurring interest expense and general and administrative expenses without corresponding revenue until we can raise adequate capital to drill our projects.

Three months ended September 30, 2010 compared to three months ended September 30, 2009.

 The Company incurred a net operating loss of $1,453,982 and net loss of $1,176,053 in the three months ended September 30, 2010 compared to a net operating loss of $148,625 and net loss of $258,783 in the same period in the prior year.  The increase in net operating loss and net loss were primarily the result of increased general and administrative expenses partially offset by a gain from the forgiveness of interest.  Management believed that the best way to raise capital to fund the projects we have developed was to enter into the reorganization agreement.  As a result, the Company incurred increased general and administrative fees.  This included non cash expenses of $1,129,977 as we issued stock and stock options to employees, directors and contractors.  The Company also incurred increased legal and audit fees as a result of the reorganization and for preparation of a private financing. The Company continues to have interest expense from the MBL credit line.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009.

 The Company incurred a net operating loss of $1,786,583 and net loss of $1,726,295 in the nine months ended September 30, 2010 compared to a net operating loss of $148,625 and net loss of $258,783 in the same period in the prior year.  The increase in net operating loss and net loss were primarily the result of increased general and administrative expenses partially offset by a gain from the forgiveness of interest.  Management believed that the best way to raise capital to fund the projects we have developed was to enter into the reorganization agreement.  As a result the Company incurred increased general and administrative fees.  This included non cash expenses of $1,129,977 as we issued stock to Lighthouse Capital for financial services in preparation for the reorganization and stock and stock options to employees, directors and contractors.  The Company also incurred increased legal and audit fees as a result of the reorganization and for preparation of a private financing. The Company continues to have interest expense from the MBL credit line.

Certain Relationships and Related Transactions Page 41

13.

In your response to comment 23 from our letter dated November 24, 2010, you state that Mr. Jarkesy only served as a director of the company.  Please reconcile your response with the disclosure in the company’s fiscal year 2006 From 10-KSB filed April 13, 2007 which identified Mr. Jarkesy as the company’s Chairman, Chief Executive Officer, and a director since August 2006.

Our response was incorrect.  Mr. Jarkesy did serve as the Company’s Chairman and CEO in 2006.  The following information has been added on page 42 and similar information was provided under Management and Executive Compensation on page 37:

Mr. Jarkesy was the chief executive officer of the Company from August through December 2006 and continues to serve as a director.

Exhibits

14.  In your response to comment 24 from our letter dated November 24, 2010, you assert that the contracts we referenced were made in the ordinary course of business and therefore need not be filed.  Please note that the analysis does not stop there.  Item 601 (b)(10)(ii) of Regulation S-K sets forth four categories of contracts where the contract must be filed even if it is made in the ordinary course of business, including where the company’s business is substantially dependent on the contract.  In this regard, we note that you generate substantially all of your revenues pursuant to the Aquamarine Project participation agreements with Challenger Minerals, Inc. and Medco Energi US, LLC.  It appears, therefore, that your business is substantially dependent on these participation agreements.  Please file these agreements and any other agreements upon which you are substantially dependent as exhibits in accordance with Item 601 (b)(10)(ii)(B) of Regulation S-K.  If you believe that the contracts contain confidential information, please note that you may file a separate request for confidential treatment under Exchange Act Rule 24b-2 for those discrete portions of the contract.

The Company has filed the Joint Operating Agreement dated May 24, 2006 by and between Medco Energy LLC and Rampant Lion Energy LLC with amendments dated October 31, 2006 and March 29, 2007 as Exhibit 10.26 and the Mustang Island Block 758 Participation Agreement dated May 24, 2006by and between Rampant Lion Energy LLC and Medco Energi US, as Exhibit 10.27.  The Company does not believe that it is substantially dependent on any other agreement which had not already been filed.

15.  Please explain where you have filed all the amendments to the credit agreement between Rampant Lion Energy LLC and Macquarie Bank Limited.  We note that exhibit 10.5 purports to be the “Second Amendment to Credit Agreement’ while the exhibit index references the First Amendment.

Exhibit 10.5 is the second amendment to the Rampant Lion Energy LLC Credit Agreement.   The exhibit list has been amended to correct the amendment number.   Exhibit 10.25 has been added to file the first amendment to the Rampant Lion Energy LLC Credit Agreement.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RADIANT OIL & GAS, INC.

/s/ John M. Jurasin

John M. Jurasin, Chief Executive Officer,

Principal Accounting Officer, and

Chief Financial Officer